NATIONAL INSTRUMENT 54-101

CERTIFICATE

I, Rob Randall, CFO & Corporate Secretary of Canabo Medical Inc. (the "Issuer"), certify that:

1.	I have reviewed the proxy-related materials (as this term is defined in National Instrument 54-101 - Communication with Owners of Securities ("NI 54-101")) of the Issuer dated March 27, 2017;

2.

On behalf of the Issuer, I have arranged to have proxy-related materials for the Annual General Meeting of shareholders of the Issuer (the "Meeting") to be held on April 26, 2017 sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;

3.	On behalf of the Issuer, I have arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph 2 herein; and

4.	The Issuer is relying upon section 2.20 of NI 54-101 to abridge the time prescribed in subsection 2.2(1) of NI 54-101.

Dated: March 27, 2017

"Rob Randall"
Rob Randall
CFO & Corporate Secretary
Canabo Medical Inc.